Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to acquire high-quality development project with a large estimated resource

High-grade, open-pit, heap leach project expected to be a large, low-cost operation

Builds upon 24 years of experience and success operating in Russia

(This news release contains forward-looking information about expected future events and performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 5 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario – July 31, 2019 – Kinross Gold Corporation (TSX:K; NYSE: KGC) (“Kinross”) is pleased to announce an agreement with N-Mining Limited (“N-Mining”) to acquire Chulbatkan, a high-quality, heap leach development project with significant upside potential and low relative execution risk, for total fixed consideration of $283 million, including approximately $113 million in cash and approximately $170 million in Kinross shares. In addition, N-Mining will have the right to economic participation equivalent to a 1.5% net smelter return (NSR) payment and contingent consideration linked to future reserve additions.

Strategic rationale for acquisition:

•	High-quality development project with strong upside potential
o	Large, high-grade, near-surface resource with potential to support a low-cost, low-strip, high-return, open-pit, heap leach operation.
o	Estimated indicated resource of approximately 3.9 million ounces of gold and estimated inferred resource of 80,000 ounces of gold[1].
o	Highly continuous mineralization remains open along strike and at depth with potential for additional high-grade structures within the resource. Multiple promising satellite targets within the under-explored ~120 sq. km license.
o	Exploration and mining license in place until the end of 2037.
•	Leverages operating expertise
o	Project’s favourable leach characteristics a clear strategic fit with Kinross’ world-class, cold climate heap leach expertise, with features similar to the Company’s Fort Knox mine in Alaska.
•	Builds on existing regional platform
o	Expected to strengthen Russia region’s long-term production and cash flow. Kinross has 24 years of operational success in-country, having operated four mines, including developing Kupol and Dvoinoye, two low-cost mines, on budget and on schedule.
•	Aligns with project pipeline and capital priorities
o	Expect to conduct a comprehensive exploration program, complete pre-feasibility and feasibility studies within the next three years, and targeting a two-year construction period. This initial timing complements existing Kupol and Dvoinoye operations and Company’s broader project plans.
•	Maintains strong liquidity position through a mix of cash and shares
o	Cash and share transaction, and timing of payments, maintains Kinross’ strong liquidity.

“Chulbatkan is an exciting high-quality development project with significant upside potential and low relative execution risk located in a country where we have had extensive experience and success, and maintain a strategic and competitive operating advantage,” said J. Paul Rollinson, President and Chief Executive Officer. “This acquisition is an excellent fit for Kinross as it enables us to leverage our expertise as a world-class cold climate heap leach operator. With a large estimated mineral resource, Chulbatkan has the potential to be a significant low-cost, low-strip, high-return operation that will strengthen our longer-term production and cash-flow profile. It is an excellent complement to our existing operations at Kupol and Dvoinoye, both of which remain prospective in their own right.”

1 Mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards -- For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects". Mineral resource estimate is based on an internal block model and assumed a constrained pit using a $1,400 per ounce gold price and cut-off grade of 0.35 g/t.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information on the Chulbatkan project: https://www.kinross.com/files/doc_presentations/2019/0731-Kinross-Chulbatkan-acquisition-presentation.pdf

Chulbatkan overview

Chulbatkan is a high-grade, open-pit, heap leach project that is expected to be a high-return operation with a low strip ratio, attractive costs, significant upside potential and low relative execution risk.

Kinross has completed substantial due diligence on Chulbatkan over the past 16 months, including analysis of eight confirmatory drill holes that showed positive results, and a metallurgical testing program consisting of eight trial leach columns confirming favorable leach characteristics and recoveries. Kinross has conducted several site visits and maintained a strict chain of custody to ensure sample validity during the due diligence process.

The Company has also completed an internal analysis to better understand the project, including building a preliminary block model and mine plan. Based on the analysis and substantial due diligence work, Kinross estimates approximately 3.9 million gold ounces in indicated mineral resources and 80,000 gold ounces in estimated inferred mineral resources for the project.

Chulbatkan Mineral Resource Estimates
	Tonnage (Mt)	Grade (g/t)	Ounces (Au koz)
Indicated Resources	87	1.4	3,910
Inferred Resources	3	1.0	80

All figures rounded. Mineral resource estimates are based on an internal block model and assumed a constrained pit using a $1,400 per ounce gold price and cut-off grade of 0.35 g/t.

Preliminary approximate estimates for Chulbatkan include: a mine life of six years; total life of mine production of 1.8 million recovered ounces; a strip ratio of 1.5; all-in sustaining costs in the $550 per ounce range, and; initial project capital expenditures of $500 million. These estimates are based on Kinross’ internal analysis using a preliminary block model and a constrained pit using a $1,200 per ounce gold price2.

The Company expects to commence a comprehensive exploration drill program, and undertake work including core re-logging and updating the geologic model, with a view to updating the project’s resource base and converting estimated mineral resources to estimated mineral reserves. The Company is also planning to complete pre-feasibility and feasibility studies within approximately three years and is targeting a two-year construction period. This initial and preliminary timing is well aligned with the Company’s current project development pipeline, capital priorities and complements existing Kupol and Dvoinoye operations.

The project has exploration and mining licenses in place until the end of 2037, and has existing starter infrastructure, including a base camp, and trial scale pit, non-commissioned ADR plant and heap leach pad.

Chulbatkan’s mineral resource estimate is limited by the extent of drilling, with most holes ending in mineralization. The highly continuous mineralization extends from near surface to an average drilled depth of approximately 300 metres. The Company believes the deposit, which is open along strike and at depth, has the potential for additional high-grade structures within the existing resource and multiple promising satellite targets.

The footprint of the mineral resource estimate currently represents less than 1% of the approximately 120 sq. kilometre under-explored license area, which has multiple, untested high-quality targets. Several structural environments analogous to the Chulbatkan deposit and multiple downstream placer gold occurrences indicate additional hard rock source mineralization may be found within the license area. As well, numerous surface rock samples with grades greater than 1 g/t have been collected outside of the defined resource area.

2 The Company typically uses a $1,200 per ounce gold price assumption for scoping level work and a $1,400 per ounce gold price assumption for estimated mineral resources.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

In August 2018, as part of the due diligence process, drilling of approximately 2,150 metres in eight confirmatory drill holes were completed that showed positive results. Highlights include:

Hole ID	From (m)	To (m)	Interval (m)	Grade (Au g/t)
RKC-1	17	273	259	1.8
Including	149	237	88	3.1
RKC-2	49	265	216	1.5
Including	161	216	55	4.3
RKC-3	57	352	295	0.8
Including	69	128	59	1.1
RKC-4	51	250	199	35.0
Including	168	220	52	129.1
RKC-5	0	104	104	1.5
Including	6	58	52	1.9
RKC-6	65	168	103	0.7
Including	91	131	40	1.0
RKC-7	38	300	262	1.4
Including	43	85	42	2.1
RKC-8	0	174	174	1.2
Including	0	106	106	1.8

See page five for Explanatory Notes, and page six for the Appendix for Chulbatkan plan and section views and drill hole locations.

Chulbatkan location

Chulbatkan is located in the industrialized district of Khabarovsk Krai, Far East Russia, approximately 15 kilometres southwest of Udinsk, a settlement on the Amgun River, and has year-round transportation access. The Company’s regional Magadan office is located approximately equidistant between its Kupol and Dvoinoye operations and Chulbatkan.

The Khabarovsk district has a well-established mining and exploration sector, including: several active producers and numerous operating mines; an existing network of local contractors and suppliers; a trained workforce with strong mining experience, and; potential synergies with Kinross’ existing activities in Russia’s Far East region.

Terms of agreement

The transaction, and timing of payments, is expected to maintain the Company’s strong liquidity position through a mix of cash and shares. The total fixed consideration is $283.0 million, including an advanced payment of $3.0 million on signing, followed by a payment of $138.5 million on closing of the acquisition ($84.9 million in Kinross shares and $53.6 million in cash), and $141.5 million due on the first anniversary of closing ($84.9 million in Kinross shares and $56.6 million in cash).

In addition, N-Mining will receive a 1.5% NSR payment on future production from the license area and contingent consideration of $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. Kinross will retain the right to buy-back 1/3 of the 1.5% NSR payment for $10 million, subject to certain gold price related adjustments, at any time within 24 months from closing. The Kinross shares will be issued on the basis of the 20-day volume-weighted average trading price immediately prior to the relevant issuance.

The transaction is subject to the satisfaction of customary conditions precedent, including regulatory approvals and confirmation of the continued application of regional tax incentives. The transaction is expected to close by early 2020.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Successful Russian operator

Kinross has successfully operated four mines in Russia over the past 24 years, including developing and operating the high-grade, low-cost Kupol and Dvoinoye mines located in the Chukotka region. Kinross completed permitting and development of Kupol in 2008 and Dvoinoye in 2013, both on time and on budget, and has extended mine life at both operations, which is indicative of the Company’s strong operating experience in the country. Kinross continues to prioritize exploration around Kupol and Dvoinoye, with the goal of adding to the sites’ mineral reserve estimates to extend mine life.

In 2018, Kinross spent $231 million on local goods and services providers in Russia, paid $77 million in taxes and royalties to governments, and paid $87 million in wages and benefits to its employees in the country, 98.5% of whom are Russian. In 2018, Kinross also placed at the top of World Wildlife Fund Russia’s ranking of environmental responsibility and transparency among mining companies operating in the country.

Advisors

Scotiabank Europe plc is acting as financial advisor to the Company, with Dechert LLP acting as legal advisor, on the transaction.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. The words “assumption”, “believe”, “estimate”, “expects”, “explore”, “favourable”, “potential”, “upside”, or “view” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements contained in this news release include, but are not limited to, those under the heading "Strategic rationale for acquisition" and “Chulbatkan overview”. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that the parties will complete the acquisition in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations, including the receipt of all necessary regulatory approvals and consents; (ii) the accuracy and reliability of the mineral resource estimates of the project and the company’s analysis thereof being consistent with expectations (including but not limited to tonnage and grade estimates) and the benefits to Kinross from the project and any upside from the project; (iii) the completion, timing and results, of the planned exploration program and corresponding pre-feasibility or feasibility studies being consistent with expectations; (iv) the Company’s economic model, execution risk analysis, and preliminary mine plan; (v) projected production, all-in sustaining costs, capital expenditure and stripping estimates for the project; (vi) the continued availability of regional tax incentives; (vi) the successful development of the Chulbatkan project on the timelines anticipated, or at all; (viii) impacts of the transaction on shareholder dilution and liquidity; (xi), share price volatility; and (xii) fluctuations in the spot and forward price of gold, silver, or certain other commodities (such as, diesel fuel, natural gas, and electricity). In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2018 and the Annual Information Form dated March 29, 2019. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company’s mineral properties in this presentation has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Explanatory Notes – drill hole results

As part of the technical due diligence process a total of 8 diamond drill core holes at the Chulbatkan deposit were completed during August of 2018 for the purposes of confirming historically reported grades and interpretation. A total of 2,182 metres were drilled with all diamond drill holes reported in HQ diameter.

Collar locations are reported in UTM WGS 84 Grid.

Samples were typically taken at 1.0 metre interval lengths for all diamond drill core. All samples were sawed in half and sealed in individually labelled plastic bags for transport. All drill core samples were shipped via air freight to the independent laboratory ALS Moscow, a certified laboratory, for fire assay analysis. QAQC samples including certified standards, blanks and field duplicates were included at an average rate of approximately 13% per sample batch.

Composite assay intervals reported in this news release are calculated by taking the weighted average off all gold fire assay values included within the interval, sample grades have not been capped.

The technical information about the Company’s drilling and exploration activities at Chulbatkan contained in this news release has been prepared under the supervision of the Officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Chulbatkan plan view	Section view
Section 1

Hole ID	Hole Coordinates		RL	Depth	Azimuth	Dip
(#)	(East)	(North)	(m)	(m)	(◦)	(◦)
RKC-1	345046.42	5852960.95	356.04	324	233.5	-50.4
RKC-2	344799.19	5833115.35	363.36	250	140.4	-60.6
RKC-3	344956.00	5852996.33	353.75	295	142.0	-59.1
RKC-4	344629.72	5853047.19	364.69	360	140.8	-60.5
RKC-5	344780.29	5852944.94	351.46	265	51.0	-60.6
RKC-6	344927.79	5852933.46	337.27	150	140.4	-59.8
RKC-7	344815.29	5852807.90	346.95	300	325.2	-55.3
RKC-8	344684.72	5852806.82	375.18	210	232.0	-60.5

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